PRESS RELEASE

December 27, 2006

AXA CALLS MEETINGS OF HOLDERS OF EACH OF ITS 2014 AND 2017
CONVERTIBLE BONDS TO INSERT IN THEIR TERMS AND CONDITIONS
A FINAL CONVERSION DATE

AXA announced today that it has called meetings of holders of each of its 2014 (ISIN: FR0000492076) and 2017 (ISIN: FR0000180994) convertible bonds on January 11, 2007.

The following will be voted at these meetings: the insertion in the terms and conditions of these bonds of a final conversion date of each issue fixed on January 26, 2007 (with no impact on the maturity of the bonds), and a cash payment equivalent to the market value of the conversion option plus a premium.

The calculation of the cash payments is detailed in the resolutions proposed to bondholders. The actual amounts of these payments will be disclosed on January 9, 2007. All documents relating to this operation are available on AXA's website www.axa.com (access from the homepage).

About AXA:

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 72 billion for full year 2005 and Euro 59 billion in 9M06. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent:	+33.1.40.75.57 25	Christophe Dufraux:	+33.1.40.75.46.74
Sophie Bourlanges:	+33.1.40.75.56.07	Clara Rodrigo:	+33.1.40.75.47.22
Emmanuel Touzeau:	+33.1.40.75.49.05	Armelle Vercken:	+33 1.40.75.46.42
Kevin Molloy:	+1.212.314.2893	Mary Taylor:	+1.212.314.5845

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.

Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

The AXA securities described in this press release have not and will not be registered under U.S. securities laws, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release is not an offer for sale within the United States of any security of AXA or any of its affiliates. This press release is being issued pursuant to and in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended.